August 21, 2012

Jay Mumford
Amanda Ravitz
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20459

Re:          OICco Acquisition I, Inc.
Post-Effective Amendment No. 5 to Form S-1
Filed July 20, 2012
File No. 333-162084
Dear Ms. Ravitz,

Please find attached the Registrants response to your comment letter of August 16,  2012.

1. We note that in response to our prior comments you have filed some of the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934; however, you still have not filed all such required reports. For example, please tell us when you intend to file your quarterly reports on Form 10-Q for the periods ended March 31, 2012 and June 30, 2012.

Additional reports filed concurrently hereto.

Reconfirmation Offering, page 4

2. Please disclose the reasons for the July 2, 2012 addendum to the exchange agreement that provides an additional forty five million shares of OICco to Imperial Automotive Group. Also, please tell us where you have filed that addendum as an exhibit and explain how you determined that the acquisition target has a value equal to at least 80% of the offering proceeds.

This addendum has been terminated.

3. Please expand your disclosure to identify the current assets of Imperial Automotive Group. We note you state Imperial Automotive Group “intends to acquire the Imperial Coachworks assets.” Please expand your disclosure to identify those assets, how much you intend to pay for them and who owns Imperial Coachworks.

List of assets added.

Amanda Ravitz
September 17, 2012

Management Team of Acquisition Candidates, page 36

4. We note your disclosure states that your CEO’s other business activities appear limited to providing consulting services. Please expand your disclosure of your CEO’s current business and disclose how his current businesses relate to Imperial Automotive Group. For example, we note on page 50, note 9 states that the CEO is “free to use the Company’s equipment in his other businesses which share the same physical location as the company.”

Other than the Company, the CEO has only provided ad hoc consulting services on an as needed basis to entities and has not entered into any employment agreements with any entity.    The last reference was a misstatement and deleted.

5. We note the landlord for the lease is Imperial Coach Works Inc. and it is unclear what relationship this has to Mr. Spaniak Jnr and Mr. Spaniak Snr. Please expand your disclosure to describe your lease arrangement and any related party transactions.

Disclosure added to confirm that Gary Spaniak Sr. and Gary Spaniak Jr. are father and son but now live in different locations and that neither are an officer or director of Imperial Coach Works, Inc.

Financial Statements

6. Please update the financial statements when required by Rule 8-08 of Regulation S-X. In addition, please provide currently dated and signed consents from your independent accountants with your next amendment.

Updated through June 30, 2012.

Report of Independent Registered Public Accounting Firm, page 15

7. The auditors’ report does not address the financial statements for the year ended December 31, 2010. Please revise to include an audit report that covers all periods included in the financial statements.

December 31, 2010 reference added.

Amanda Ravitz
September 17, 2012

OICco Acquisition 1, Inc. Financial Statements for the Period Ended March 31, 2012, page 28

8. Please revise your balance sheet on page 28 at December 31, 2011 to agree with the balance sheet on page 16.

Balance sheets revised.

Liquidity and Capital Resources, page 36

9. Please explain what you mean when you state that the company may rely on the “efforts of the Company’s shareholders” to accomplish your business purposes.

Revised to state “efforts of the Company’s officers and directors”.

Imperial Automotive Group Financial Statements for the Period Ended December 31, 2011, page 51

10. We note from your response to comment 19 in our letter dated February 6, 2012 that Imperial has adopted a fiscal year end of December 31. Please revise to include audited financial statements as of and for the period ending December 31, 2011.

December 31, 2011 added.

11. Please reconcile your disclosure on your Balance Sheet that indicates that 44 million shares of common stock are outstanding at December 31, 2011 with your Statement of Stockholders Deficit that indicates 1 million shares of common stock are outstanding.

Disclosure revised for 1,000,000.

OICco Acquisition I, Inc. Financial Statements, pages 70 through 88

12. Please tell us the reason for the consolidated financial statements of OICco Acquisition I included on pages 70 through 88. It is unclear why you have consolidated the financial statements of OICco and Imperial, considering that the merger transaction has not been consummated and is pending a final vote on the transaction. Please remove these financial statements or tell us why you believe they are appropriate.

Consolidateds removed.

Amanda Ravitz
September 17, 2012

Unaudited Pro Forma Combined Financial Information

13. Please refer to our prior comment 8 in our letter dated March 15, 2012. We see that you reference Unaudited Pro Forma Combined Financial Statements in your table of contents on page 3 of the filing, but we do not see where such information is included in the filing. Please tell us your accounting treatment for the merger and explain why you have not provided pro forma financial information that complies with Rule 8-05 of Regulation S-X.
Exhibits 23.1

Pro forma’s added.

14. Please tell us why the consent from your auditors in Exhibit 23.1a refers to Imperial Automotive as your subsidiary, when, the merger transaction has not yet been consummated. Please remove the consent in Exhibit 23.1b since it refers to the financial statements of Liberty Electric which are no longer included in the registration statement. In addition, please tell us where you have included the audit report for the consent in Exhibit 23.1c.

Revised Consent included.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk, President
OICco Acquisition I, Inc.